                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                   Innovative Gaming Corporation of America
-------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock $.01 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45764F 10 7
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 Pages

CUSIP NO.  45764F 10 7              13G             PAGE   2   OF   5   PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Stanley M. Taube
   ####-##-####

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   18,000
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         N/A
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           18,000
                ---------------------------------------------------------------
                8  SHARE DISPOSITIVE POWER

                   N/A
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   18,000

-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   Less than 1%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------

13G(Individuals - continued)                        PAGE   3   OF   5   PAGES


Item 1(a)
and (b)        NAME AND ADDRESS OF ISSUER:

               Innovative Gaming Corporation of America
               4750 Turbo Circle
               Reno, NV   89502


Item 2(a)      NAME OF PERSON FILING: Stanley M. Taube


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               130 Cheshire Lane
               Minnetonka, MN 55350-1062



Item 2(c)      CITIZENSHIP:  U.S.A.



Item 2(d)      TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value



Item 2(e)      CUSIP NUMBER: 45764F 10 7



Item 3         THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(B) OR
               13D-2(B).


Item 4(a)      AMOUNT BENEFICIALLY OWNED:


               18,000 shares at December 31, 1996. (See Schedule of Disclaimed Ownership attached as Exhibit A.)

Item 4(b)      PERCENT OF CLASS:

               Less than 1% percent pursuant to Rule 13d-3(c).

Item 4(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

              (1) Sole power to vote or to direct the vote   18,000
              (2) Shared power to vote or to direct the vote  -0-
              (3) Sole power to dispose or to direct the disposition of  18,000
              (4) Shared power to dispose or to direct the disposition of  -0-

Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Reporting Person owns less than 1% (See Exhibit A attached)

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable


Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable

Item 9        NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

Item 10       CERTIFICATION.

              Not Applicable

                                                   PAGE   4   OF   5   PAGES



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date    February 12, 1997.                  s/ Stanley M. Taube
-----                                       -------------------
                                            Stanley M. Taube

13G(Individuals - continued)                          PAGE   5   OF   5   PAGES



                                  EXHIBIT A


                            To Form 13G (Individual)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


   Record Owner's Relationship       Record Owner's        Number
     to Reporting Person            Type of Ownership     of Shares
   ---------------------------      -----------------     ------------

         (1)                            Indirect           1,127,500(2)




(1) These shares are not reported in Item 4(a) and are noted here for information only. The Shares are beneficially owned by Grand Casinos, Inc., of which Mr. Taube disclaims beneficial ownership. Mr. Taube is a shareholder, director and Executive Vice President of Grand Casinos, Inc.

(2) Includes warrant to purchase 102,500 shares, which is fully exercisable at this time.